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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A

                   Solicitation/Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         GLOBALNET FINANCIAL.COM., INC.
                            (Name of Subject Company)

                          GLOBALNET FINANCIAL.COM, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, Par Value $0.01
                      Class A Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                     37937R

                      (CUSIP Number of Class of Securities)

                                  Ron R. Goldie
                             Chief Operating Officer
                          GlobalNet Financial.com, Inc.
                              33 Glasshouse Street
                                 London W1R 5RG
                                 United Kingdom

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             John T. O'Connor, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 530-5000
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       This Amendment No. 3 (the "Amendment") supplements and, as so supplemented, amends the Schedule 14D-9 originally filed on July 25, 2001, the
Schedule 14D-9/A filed on July 26, 2001 and the Schedule 14D-9/A filed on August 9, 2001 (as amended, the "Schedule 14D-9") by GlobalNet Financial.com, Inc., a Delaware corporation (the "Company") relating to the offer by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent") to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of the Company, at a purchase price of $0.36 per Common Share and $0.036 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2001, (the "Offer to Purchase"), and in the related Letter of Transmittal.

       All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

       The Items of the Schedule 14D-9 set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 8. Additional Information.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last full paragraph:

       "(f) AISoftw@re Proposal. AISoftw@re, S.p.A. ("AISoftw@re") submitted a proposal to acquire each outstanding share of the Company in a stock for stock exchange pursuant to which holders of Company common stock would receive ordinary shares of AISoftw@re valued at $0.60 per share and holders of Company Class A common stock would receive ordinary shares of AISoftw@re valued at $0.06 per share. AISoftw@re shares are traded on Nasdaq Europe in Brussels and the Nuovo Mercato in Milan, Italy.

The Company's Board of Directors determined that the AISoftw@re proposal contained significant risk of delay, and uncertainty with respect to consummation, in that it would have required registering the AISoftw@re ordinary shares with the Securities and Exchange Commission, a process that can take four to five months in the best of circumstances. These timing and certainty of closure issues were exacerbated by other potential U.S. regulatory issues and by the Company's current and projected cash and operating position. In light of these considerations, the Company's Board of Directors
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determined that an offer of shares contained timing and closure risks not associated with a cash tender offer.

Accordingly, the Company's Board of Directors reconfirms its recommendation and support of the Offer, and it reiterates its recommendation that Company shareholders tender their shares into the Offer.

The non-disclosure agreement the Company signed with AISoftw@re on August 7, 2001, contained a provision to the effect that, if the Company and AISoftw@re did not enter into a definitive agreement relating to AISoftw@re's proposal by 5:00 pm New York time on August 15, 2001, AISoftw@re would be required to tender all shares of Company common stock owned by it and its affiliates into the Offer. The Company believes that AISoftw@re is now obligated to make such tender.

       (g) Shareholder Lawsuit. On August 13, 2001, Mr. Peter Fuhrman, a purported holder of Company Common Shares, filed a derivative complaint in Delaware Chancery Court against the Company's Board of Directors alleging, among other things, breach of fiduciary duty and insider self-dealing.

Although none of the members of the Company's Board of Directors has been served with process, the Company has obtained a copy of the complaint and has reviewed the claims made therein. Based upon a review of the complaint, the Company believes that the lawsuit is frivolous and that the claims made by Mr. Fuhrman are entirely without merit. The Board of Directors intend to vigorously defend the lawsuit."

Item 9.  Exhibits.

       Item 9 is hereby amended and supplemented by adding the following exhibits:

         "Exhibit 16. Press release issued by GlobalNet Financial.com, Inc. on August 16, 2001."
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                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GLOBALNET FINANCIAL.COM, INC.


                                        By:         /s/ Ron R. Goldie
                                            Name:   Ron R. Goldie
                                            Title:  Chief Operating Officer

Dated: August 16, 2001